# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ACTELIS NETWORKS INC, CIK 0001141284
CUSIP: 00503R409
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 4039 Clipper Court, Fremont,, California (CA), 94538
Date of event which requires filing of this statement: 12/31/2023
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001076565

## Reporting persons
- Eliezer Sternheim: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 397,994; shared voting power 0; sole dispositive power 397,994; shared dispositive power 0; aggregate amount beneficially owned 397,994 (6.3% of the class)
  Comment: Includes 29,376 shares of common stock held in trust for the benefit of the Reporting Person.
  
  Based on 6,253,715 of the Issuer's shares of common stock outstanding as of November 14, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2024, filed with the Securities and Exchange Commission on November 14, 2024.

## Item 1. Issuer
Name of issuer: ACTELIS NETWORKS INC
Address of issuer's principal executive offices: 4039 Clipper Court Fremont, CA 94538

## Item 2. Person Filing
Name of person filing: Eliezer Sternheim
Address of principal business office or, if none, residence:
3489 South Court
Palo Alto, California 94
Citizenship: United States and Israel

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Eliezer Sternheim - 397,994
Percent of class: Eliezer Sternheim - 6.3
Sole power to vote or to direct the vote: Eliezer Sternheim - 397,994
Shared power to vote or to direct the vote: Eliezer Sternheim - 0
Sole power to dispose or to direct the disposition: Eliezer Sternheim - 397,994
Shared power to dispose or to direct the disposition: Eliezer Sternheim - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Eliezer Sternheim: /s/ Eliezer Sternheim, Eliezer Sternheim (12/26/2024)